Exhibit 99.1

ATA Subsidiary ATA Online Announces Private Placement Plan

On New Third Board in China

Beijing, China, February 3, 2016 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its wholly owned subsidiary ATA Online (Beijing) Technology Limited (“ATA Online”) has publicized a private placement plan in connection with no more than 16,760,000 common shares of ATA Online stock, representing approximately 30.0% of ATA Online’s current shares outstanding prior to the private placement, priced at RMB22.55 per common share. Total funds raised for the private placement are expected to amount to no more than RMB377.9 million, or approximately US$57.5 million at current exchange rates. The proceeds from this private placement are expected to be allocated toward increasing ATA Online’s operating efficiencies, business development and other plans approved by the Board of Directors to support ATA Online’s future growth.

ATA Online listed its shares on the National Equities Exchange and Quotations (“NEEQ”), or New Third Board) in December 2015 to accelerate the growth of ATA’s core testing services and other businesses, which are primarily conducted in China.  In addition, the listing on the New Third Board allowed for flexibility to raise capital from the Chinese capital markets to fund ATA Online’s future growth.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. ATA offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of September 30, 2015, ATA’s test center network comprised 3,170 authorized test centers located throughout China. ATA believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 70.3 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com